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                   [CALYPTE BIOMEDICAL CORPORATION LETTERHEAD]

                                January 19, 2001




Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C.  20549
Attn: Messrs. Russell Mancuso and Tom Jones

RE: CALYPTE BIOMEDICAL CORPORATION - REGISTRATION STATEMENT ON FORM S-3 - REGISTRATION NO. 333-49246

Dear Gentlemen:


         Pursuant to Rule 477 of the Securities Act of 1933, Calypte Biomedical Corporation ("the REGISTRANT") hereby applies to have the above-referenced Registration Statement (the "REGISTRATION STATEMENT") withdrawn. Pursuant to the Registration Statement, the Registrant proposed to register an aggregate of 6,000,000 shares of common stock (the "SHARES") for resale by Townsbury Investments Limited (the "INVESTOR"). The Shares were to be issued to the Investor pursuant to a Stock Purchase Agreement between the Registrant and the Investor dated as of November 2, 2000 (the "STOCK PURCHASE AGREEMENT"). The Registrant believes that it is unable to proceed with the financing under the agreed terms of the Stock Purchase Agreement because the staff of the Securities and Exchange Commission has questioned whether the transaction between the Registrant and the Investor met the requirements for use of Form S-3 in connection with the resale of the Shares issued to the Investor pursuant to the Stock Purchase Agreement.

         No securities have been issued pursuant to the Stock Purchase Agreement or resold under the Registration Statement and all activity pursuant to the Registration Statement has been discontinued.

         Accordingly, we hereby request that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

         Please contact Richard Peers of Heller Ehrman White & McAuliffe LLP at (650) 324-7025 if you have any questions regarding the withdrawal of the Registration Statement.

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                                         Very truly yours,


                                         /s/ Nancy E. Katz

                                         Nancy E. Katz
                                         President, Chief Executive Officer and
                                         Chief Financial Officer
                                         Calypte Biomedical Corporation


















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